N E W S R E L E A S E

March 15, 2016

Nevsun Files Annual Report

Nevsun Resources Ltd. (TSX: NSU / NYSE MKT: NSU) is pleased to announce that its annual report on Form 40-F has been filed with the United States Securities and Exchange Commission. The Company has also filed its Annual Information Form (AIF) in Canada on SEDAR.  A copy of the AIF and the Form 40-F is available on the Company’s website at www.nevsun.com. Shareholders may request a printed copy of the complete audited financial statements, free of charge, by email to nsu@kincommunications.com or by regular mail to Kin Communications, Suite 100 - 736 Granville Street Vancouver, BC V6Z 1G3.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has over 9 years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet with over US$400 million in cash, no debt and pays a peer leading quarterly dividend.  Nevsun is well positioned to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com